Mail Stop 4561

April 20, 2010

Andrew B. Szafran
Senior Vice President and CFO
APAC Customer Services, Inc.
Bannockburn Lake Office Plaza 1
2333 Waukegan Road, Suite 100
Bannockburn, Illinois 60015

> **Re:** **APAC Customer Services, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2010**
> **Filed March 1, 2010**
> **Form 8-K Filed February 19, 2010**
> **File No. 000-26786**

Dear Mr. Szafran:

  We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 3, 2010

Item 1A. Risk Factors, page 13

1. Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk." Several of your current risk factor

subcaptions do not adequately describe the risk to investors. As examples, we note the following subcaptions:

- "Our success is subject to the terms of our client contracts;"
- "Our principal shareholder can exercise significant control over us;"
- "Our success depends on the retention of key personnel;"
- "We operate in a highly competitive environment;"
- "Our business and our clients' businesses are subject to federal and state regulation and industry standards;" and
- "Our industry is subject to rapid technological change."

In future filings, please ensure that you succinctly state in each risk factor subheading the risks that result from the facts or circumstances facing the company. Generally speaking, you will best accomplish this by phrasing the risk factor subcaption in the form of a statement of cause and effect.

Item 7. Management's Discussion and Analysis of financial condition and Results of Operations, page 25

2.   We note from your earnings call for the fourth quarter of 2009, held on February 19, 2010, that during 2009 you migrated portions of your internal business functions to the Philippines and that this was a step in APAC's evolution into a leading global competitor. Please tell us whether this change had a material impact on your operating results in 2009 and whether it constitutes the beginning of an initiative or trend that should be addressed in the overview section of your Management's Discussion. Refer to Section III.A of SEC Release No. 33-8350.

Results of Operations, page 27

3.   We note that you reversed substantially all of your tax valuation allowance in the fourth quarter of fiscal year 2009. Please tell us how you considered providing MD&A disclosure in prior periodic filings alerting readers to the reasonable likelihood that a change in your assessment could have a significant impact on future results. In this regard, it appears that cumulative earnings for the twelve quarters ended September 27, 2009 may have represented a known trend indicative of a potential change in your income tax provision. Please refer to Section III.B.3 of SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page 44

4.   We note that you combine cash inflows from stock option transactions and excess income tax benefits on a single line within your financing activities section. We also note that you have not presented excess income tax benefits as an outflow within your operating activities section. Please tell us how you considered the disclosures required by ASC 230-10-45-14(e) and 17(c).

Notes to Consolidated Financial Statements

3. Summary of Significant Accounting Policies and Estimates

Revenue recognition, page 45

5.   Please tell us more about your accounting for revenues and costs related to your arrangements that include separate pricing for implementation services and refer to any authoritative guidance you relied upon when determining your accounting. As part of your response:

- Please describe the circumstances in which you use proportional performance versus those in which you recognize these revenues on a straight-line basis. Also, tell us how you apply the proportional performance method to these arrangements; and
- Please explain your basis for expensing the costs related to these arrangements as incurred rather than deferring the costs over the related ongoing service revenue like your other implementation arrangements.

8. Income Taxes, page 54

6.   We note that you benefit from an income tax holiday as a Philippine Economic Zone Authority (PEZA) registrant. We also note that you are considered a Free Zone Enterprise in the Dominican Republic and are therefore exempt from income taxes. Please tell us how you considered disclosing the aggregate dollar amount and per share effects of the tax holiday as contemplated by SAB Topic 11C. Also, please tell us whether the tax holiday represents a reconciling item between statutory federal income tax expense and actual effective income tax expense and if so, where the tax holiday is presented in your reconciliation. Please refer to ASC 740-10-50-12.

13. Stock Awards, page 61

7.   Please tell us how you considered the disclosures required by ASC 718-10-50-2(f).
         In this regard, we note that you have not disclosed the assumptions used to determine
         the fair value of your 2007 and 2008 option grants.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 67

8.   We note your disclosure that your Chief Executive Officer and Chief Financial
         Officer concluded that the your disclosure controls and procedures as of the end of
         the period covered by your Form 10-K "are effective in recording, processing,
         summarizing and reporting, on a timely basis, information required to be disclosed by
         us in the reports that we file or submit under the Exchange Act." Please confirm to
         us, and revise future filings to clarify, if true, that your officers concluded that your
         disclosure controls and procedures are also effective to ensure that information
         required to be disclosed in the reports that you file or submit under the Exchange Act
         are accumulated and communicated to your management, including your chief
         executive officer and chief financial officer, to allow timely decisions regarding
         required disclosure. See Exchange Act Rule 13a-15(e). Also, we note your statement
         that a "control system, no matter how well conceived and operated, can provide only
         reasonable, not absolute, assurance that the objectives of the control system are met."
         Please confirm to us, and revise future filings to clarify, if true, that your officers
         concluded that your disclosure controls and procedures are effective at the reasonable
         assurance level. Refer to Section II.F.4 of SEC Release No. 33-8238.

Exhibits 31.1 and 31.2

9.   We note that the identification of the certifying individual at the beginning of each of
         the certifications required by Exchange Act Rule 13a-14(a) also includes the title of
         the certifying individual. Please note that the language of the certifications required
         by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. In
         future filings, the identification of the certifying individual at the beginning of the
         certifications should be revised so as not to include the individual's title.

Form 8-K Filed February 19, 2010

Exhibit 99.1

10.   We note your disclosure of "adjusted financial results" including "adjusted" revenue, gross profit, income before taxes, income tax expense (benefit), net income, and earnings per share. Please revise your disclosure in future filings to clearly label each of these measures as "non-GAAP" rather than "adjusted."

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark Shuman, Branch Chief-Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief